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                         November 10, 2020

       Halden S. Shane
       Chief Executive Officer
       TOMI Environmental Solutions, Inc.
       8430 Spires Way, Suite N
       Frederick, Maryland 21701

                                                        Re: TOMI Environmental
Solutions, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed November 4,
2020
                                                            File No. 333-249850

       Dear Mr. Shane:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Abby
Adams at (202) 551-6902 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Life Sciences
       cc:                                              Michael Hedge, Esq.